FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 22, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 22, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NORSAT UNVEILS SINGLE BACKPACK PORTABLE SATELLITE TERMINAL

- Company expands product offering to include the Norsat Rover -

Vancouver British Columbia – August 22, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today that it unveiled the Norsat Rover™, a single backpack portable satellite terminal, at the AFCEA LandWarNet 2007 show in Ft. Lauderdale, Florida.

“Satellite terminal users continue to look for increased portability and improved ease of use, and Norsat is the only provider that offers a complete terminal that is capable of data transfer rates of approximately 1 Mbps and is still compact enough to fit into a single backpack,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.   “With the introduction of the Norsat Rover™, we believe we have further enhanced our market leadership, better positioning us for future growth in the “grab-and-go” satellite terminal market segment.”

The Norsat Rover™ is the first product in the company’s new and expanding Rover Family ™, a line of ultra portable satellite terminal systems.  The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. It includes a segmented carbon fiber antenna; a high precision, a low-profile tripod; a low noise block down-converter; a block up converter; a satellite alignment aid, which includes a spectrum analyzer and DVB-S receiver; and a license for Norsat’s proprietary user interface software, Norsat LinkControl™.  The Norsat Rover™ is currently available with a 1m Ku-Band antenna. Other frequency bands and antenna sizes are under development.

AFCEA LandWarNet runs from August 21- 23, 2007,  at the Broward County Convention Center.  Norsat is located in booth # 1232.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom Group

Tel: 416-815-0700 x 273

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the quarter ended June 30, 2007, and the Management Discussion and Analysis for quarter ended June 30, 2007. The company’s results are consolidated with those of Norsat.

All of the company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Additional information may be found at www.norsat.com.